CONFIRMATION

TO:	CANADIAN SECURITIES EXCHANGE

RE:	PEAK FINTECH GROUP INC. (FORMERLY PEAK POSITIONING TECHNOLOGIES INC.) (THE "COMPANY") - 2:1 SHARE RATIO SHARE CONSOLIDATION (NO NAME CHANGE)

The undersigned hereby confirms notification to the Autorité des marchés financiers and CDS Clearing and Depository Services Inc. in connection with a share consolidation of the Company's common shares at a share ratio of two (2) pre-consolidation common shares to one (1) post-consolidated common share, effective July 27, 2021. The Company is retaining its current name, Peak Fintech Group Inc. and current stock symbol PKK.

DATED this 22nd day of July, 2021.

"Johnson Joseph"
Johnson Joseph President and Chief Executive Officer